

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2018

Mark Bradley
Chief Executive Officer
Players Network
1771 E. Flamingo Road, #201-A
Las Vegas, NV

   Re: Players Network
   Amendment No. 1 to Registration Statement on Form S-1
   Filed March 1, 2018
   File No. 333-222579

Dear Mr. Bradley:

   We have reviewed your amended registration statement and response dated March 1, 2018 and have the following comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our reference to prior comments is to comments in our February 5, 2018 letter.

Amendment No. 1 to Form S-1

General

1.   We note your response to comment 1 and your disclosure in note 3 to the Selling Stockholder table on page 12. You disclose that if all 75,400,000 shares subject to this prospectus were included as beneficially owned by Kodiak, Kodiak would beneficially own approximately 11.4% of your outstanding shares of common stock. It appears this percentage would exceed the allowed ownership percentages set forth under the terms of the Purchase Agreement and the terms of the Kodiak warrant, leading to the conclusion that Kodiak is not irrevocably bound to purchase all of the Company's common stock under the Purchase Agreement. Accordingly, please explain to us how this registration

statement will comply with our accommodation permitting the resale offering of shares to be issued under an equity line agreement.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Division of Corporation Finance
Office of Telecommunications